FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-33178

MELCO RESORTS & ENTERTAINMENT LIMITED

71 Robinson Road

#04-03

Singapore 068895

and

38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MELCO RESORTS & ENTERTAINMENT LIMITED

Form 6–K

Signature	3

Exhibit 99.1

Exhibit 99.2

Exhibit 99.3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO RESORTS & ENTERTAINMENT
LIMITED

By:	/s/ Stephanie Cheung
Name:	Stephanie Cheung
Title:	Chief Legal Officer and Company Secretary

Date: December 19, 2022

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Melco Announces Final Award of Gaming Concession

Exhibit 99.2	Melco Announces Further Details of Gaming Concession

Exhibit 99.3	English Translation of the Provisions of the Concession Contract